

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Ellery Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

   Re: 1847 Holdings LLC
    Registration Statement on Form S-1
    Filed May 31, 2024
    File No. 333-279888

Dear Ellery Roberts:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alyssa Wall at 202-551-8106 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Louis A. Bevilacqua